AMERICAN NATIONAL BANKSHARES INC.
628 Main Street
Danville, Virginia 24541

February 9, 2018

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Eric Envall

Re:	American National Bankshares Inc.
Registration Statement on Form S-3 (File No. 333-222759)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, American National Bankshares Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 filed on January 29, 2018, as amended by Amendment No. 1 thereto filed on February 8, 2018 (File No. 333-222759), to 10:00 a.m., Eastern Time, on February 13, 2018, or as soon thereafter as practicable.

The Company respectfully requests that it be notified when this request for acceleration has been granted by a telephone call or email to Scott H. Richter of Williams Mullen at (804) 420-6221 or srichter@williamsmullen.com. Thank you for your assistance.

Very truly yours,

American National Bankshares Inc.

By:	/s/ William W. Traynham
William W. Traynham
Executive Vice President and Chief Financial Officer

cc:    Scott H. Richter, Esq.